

November 16, 2011

Via E-Mail

Abigail Arms, Esq.
Shearman & Sterling LLP
801 Pennsylvania Avenue, NW
Suite 900
Washington, DC 20004-2634

  Re: Oil Service HOLDRS Trust; File No. 5-86410
     Regional Bank HOLDRS Trust; File No. 5-86411
     Biotech HOLDRS Trust; File No. 5-86409
     Retail HOLDRS Trust; File No. 5-86412
     Semiconductor HOLDRS Trust; File No. 5-84554
     Pharmaceutical HOLDRS Trust; File No. 5-79676
     Schedule 14D-9 filed on November 10, 2011

Dear Ms. Arms:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

Reasons for the Recommendation, page 8

1. We note that Merrill Lynch will receive consideration from Van Eck upon completion of the Exchange Offer and that the amount will be based on, among

other things, the value of receipts tendered into the Exchange Offers. Please revise to quantify the amount of consideration and describe how the consideration will be calculated. Please also file any agreement regarding this consideration to be paid to Merrill Lynch.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions